Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

June 19, 2013
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Jennifer Thompson
     Accounting Branch Chief

Re:	Kinder Morgan, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 0-35081

Ladies and Gentlemen:
In this letter, we set forth our response to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 5, 2013, with respect to the above-referenced filing. For your convenience, we have repeated in bold type each comment exactly as set forth in the June 5 comment letter. Our response to each comment is set forth immediately below the text of the applicable comment.

Items 1 and 2. Business and Properties, page 5

Recent Developments, page 6

1.	We note you have disclosed your “2013 Outlook” on page 12, which forecasts various financial metrics for each of KMP, EPB, and KMI. We have the following comments:

•	Please apply our comments issued in our separate review of EPB’s Form 10-K to your disclosure of EPB’s forecasts presented within this Form 10-K.

United States Securities and Exchange Commission
June 19, 2013

Response: We acknowledge your comment with respect to our outstanding responses to the Staff’s separate review of EPB’s Form 10-K. With respect to our disclosure of EPB forecasts presented in KMI’s Form 10-K, we will make conforming changes, as appropriate, consistent with the outcome of this letter relative to KMP as presented in KMI’s Form 10-K. We expect such changes will be made on a prospective basis.

•
For KMP, please clarify to your readers why you expect the 2013 cash distributions and 2013 segment earnings before depreciation, depletion and amortization expense to increase over the 2012 levels. If the reasons for these increases are the significant developments during 2012 and early 2013 as discussed under the heading “Recent Developments,” please explicitly state this and provide some context to the extent that any developments have disproportionately contributed to the expected increases.

Response: Our expectations that KMP’s 2013 cash distributions and segment earnings before depreciation, depletion and amortization expense (EBDA) will increase over its 2012 levels are based on expected growth in KMP’s overall business portfolio, due largely to the combined effect from all of the recent developments discussed in our 2012 Form 10-K, with the most significant impact coming from the full year impact of drop-down transactions completed in 2012, combined with a partial year impact from drop-down transactions to be completed in 2013.

Our current disclosure under the heading “Recent Developments,” taken as a whole, reflects the items and assumptions that in our view are most significant to KMP’s expected performance, which we believe provides readers with an adequate understanding of the drivers of KMP’s expected year-over-year growth in accordance with Item 10(b) of Regulation S-K. In future filings, we will include, to the extent applicable, in the Outlook discussion a cross-reference to the “Recent Developments” discussion, or, if applicable, language consistent with the last clauses of the immediately preceding paragraph of this letter, highlighting significant drivers, if any, for the growth.

•
We note that while KMP’s 2013 cash distributions per unit will increase 6%, its 2013 segment earnings before depreciation, depletion and amortization expense will increase 26%. Please explain to us and clarify to your readers why it appears that KMP’s cash distributions will increase significantly less than the expected increase in cash earnings.

Response: We would not expect KMP’s percentage change in cash distributions per unit to closely track the percentage change in its EBDA from period to period; in fact, they could vary significantly. The calculation of distributions per common unit takes into consideration several components (such as general and administrative expenses, sustaining capital expenditures and financing costs, including issuances

United States Securities and Exchange Commission
June 19, 2013

of additional limited partner units) that are not taken into consideration in the calculation of EBDA. For example, an increase in KMP’s expected 2013 general and administrative expenses would reduce its projected cash distributions per unit but would not have a corresponding impact on EBDA. Furthermore, the per-unit calculation is impacted by changes in KMP’s total units outstanding, with no corresponding impact on EBDA.

KMP’s cash distribution per unit is projected to increase at a lesser rate than its EBDA due primarily to increased general and administrative expenses, sustaining capital expenditures and financing costs (including interest and distributions to KMP’s general and limited partners in respect of newly issued units) associated with KMP’s acquisitions and expansions. KMP’s Outlook for 2013 disclosure in its 2012 Form 10-K includes the expected amount of its excess cash flow above the 2013 distribution target, and that its growth is expected to be driven in part by expansion investment. We believe that these disclosures, taken together with KMP’s disclosure, on a historical basis, regarding the components of its EBDA and its distributable cash flow (“DCF”), and management’s reasons for using these measures (included on pages 55-58 of KMP’s 2012 10 K), provides investors with sufficient information to understand why changes in KMP’s EBDA would not correlate with changes in its cash distributions per unit. In addition, we refer you to the proposed enhanced Outlook disclosure discussed under the second bullet point above where, on a prospective basis, we plan to provide the reader additional detail regarding expectations for KMP through a cross-reference to the Recent Developments discussion, as applicable.

With respect to KMI’s future filings, we will eliminate references to KMP’s EBDA from the Outlook discussion to be consistent with KMI’s Outlook discussion for EPB.

•
Additionally, please disclose some measure of cash distributions to earnings (i.e. a payout ratio) for KMP as we believe this will provide useful information to your investors. To the extent that the historical payout ratios for KMP and EPB significantly differ, please tell us and disclose why.

Response: Our management does not use a ratio of cash distributions to earnings as a performance measure; to include such a ratio in our KMP disclosure would imply otherwise. Moreover, to our knowledge, it is not common industry practice for master limited partnerships (“MLPs”) to present a payout ratio. As an MLP, KMP has a limited partnership agreement (filed as an exhibit to its Form 10-K), which requires KMP to distribute within 45 days following the end of each quarter all of its “available cash.” Because KMP is required to distribute all “available cash,” we believe disclosure regarding its DCF is meaningful to investors, as DCF serves as management’s proxy for “available cash,” and accordingly, indicates management’s

United States Securities and Exchange Commission
June 19, 2013

view on cash that will be available for distributions to KMP’s unitholders. This DCF disclosure, along with our disclosure of KMP’s excess cash flow above its cash distribution target, provides more meaningful information to investors. Conversely, a ratio of cash distributions to earnings would not provide meaningful or predictive value because, for example net income (loss) includes non-cash expenses such as depreciation related to expansion projects and acquisitions, which do not affect the amount of “available cash” that KMP is required to distribute. As DCF is a non-GAAP measure, KMP’s 2012 Form 10-K provides a reconciliation of DCF to net income.

•	Please also apply our comments on KMP to KMP’s Form 10-K.

Response: We agree and will make conforming changes to KMP’s Form 10-K, as applicable, which we expect will be on a prospective basis, pending the results of this review process.

Further, we acknowledge that:

•	Kinder Morgan, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Kinder Morgan, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.
Very truly yours,

Kinder Morgan, Inc.

By:    /s/ Kimberly A. Dang
    Kimberly A. Dang
    Chief Financial Officer